UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2019
OR

¬	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission file number 001-31486

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Webster Bank Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Webster Financial Corporation
145 Bank Street
Waterbury, CT 06702
Telephone (203) 578-2202

WEBSTER BANK RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	9

Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Exhibit Index	10

Signatures	11

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Webster Bank Retirement Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Webster Bank Retirement Savings Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
We have served as the Plan’s auditor since 2014.
Hartford, Connecticut
June 26, 2020

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2019	2018
Assets:
Investments, at fair value:
Registered investment companies	$474,766,491	$373,518,811
Webster Financial Corporation common stock	40,650,753	38,515,374
Cash and cash equivalents	44,058	156,210
Common collective trust	25,256,195	26,097,390
Total investments	540,717,497	438,287,785
Receivables:
Employer contributions	1,328,129	1,062,810
Participant contributions	888,416	660,019
Notes receivable from participants	8,312,079	7,807,857
Total receivables	10,528,624	9,530,686
Net assets available for benefits	$551,246,121	$447,818,471
See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2019	2018
Additions:
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$76,193,844	$(47,186,321)
Interest	272,935	174,714
Dividends	18,789,782	22,609,422
Total income (loss) on investments, net	95,256,561	(24,402,185)

Interest income on notes receivable from participants	453,622	368,128

Contributions:
Participant	22,702,006	20,986,470
Employer	13,042,749	12,236,046
Rollover	6,385,563	4,102,537
Total contributions	42,130,318	37,325,053

Net additions	137,840,501	13,290,996

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	34,371,150	45,620,357
Administrative expenses	41,701	40,947
Total deductions	34,412,851	45,661,304

Net increase (decrease) in net assets available for benefits	103,427,650	(32,370,308)

Net assets available for benefits
Beginning of year	447,818,471	480,188,779
End of year	$551,246,121	$447,818,471
See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

1. Description of the Plan
The following description of the Webster Bank Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
General
The Plan is sponsored and administered by Webster Bank, National Association (the “Bank”), a subsidiary of Webster Financial Corporation (“Webster” or the “Company”). Fidelity Management Trust Company is the trustee and Fidelity Workplace Services is the record-keeper as defined by the Plan. The Plan covers all eligible employees who are employed by the Bank and its subsidiaries and certain subsidiaries of Webster, who are members of the controlled group. To be eligible to make contributions to the Plan, an employee must have attained age 21. To be eligible to receive employer contributions under the Plan an employee must have attained age 21 and completed one year of eligible service.
Contributions
Participants are permitted to make pre-tax contributions of up to 75% of their compensation. Webster matches 100% of the first 2% of a participant's pre-tax contributions and 50% of a participant's pre-tax contributions greater than 2% but not to exceed 8% of an employee's annual eligible compensation. Participant's total pre-tax contributions are limited to $19,000 during 2019 and $18,500 in 2018. Participants who are age 50 or older by the end of the calendar year are allowed to make an additional "catch-up" contributions that are limited to $6,000 in 2019 and 2018. Additionally, Webster provides special transition credits ranging from 1% to 6% to certain participants who were age 35 or older on January 1, 2008, if they were active participants in the Webster Bank Pension Plan prior to it being frozen.
A participant's election to make pre-tax contributions to the Plan is completely voluntary. However, if a participant fails to make a pre-tax contribution election within 90 days of hire, automatic pre-tax contributions of 3% commences as soon as administratively feasible after 90 days following the date on which the participant becomes eligible to make deferral contributions.
Effective June 30, 2019, employees also have the option to contribute to a Roth 401(k) using the same funds currently available from Fidelity.
Participant Accounts
Plan participants have the ability to direct and allocate their account balances among the investment options available under the Plan which includes Webster common stock. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings or losses, including an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are vested immediately in their contributions, rollovers, and qualified non-elective contributions.The vesting of matching contributions is based on years of service. The employer's contributions and earnings or losses on employer contributions made to a participant's account are vested 100% after two years of service. If a participant terminates employment prior to two years of service, amounts previously contributed by the employer, including plan earnings or losses, are forfeited.
Notes Receivable from Participants
Employees have the ability to borrow up to 50% of their vested account balance, from $1,000 up to $50,000. Interest on the loan is paid by Plan participants to their account at prevailing interest rates (Prime + 1% or such other reasonable rate of interest as the Loan Program Administrator may determine) through payroll deductions. Any required loan application processing fees will be deducted from the participant's account. Loans must generally be repaid within five years through payroll deductions, unless proceeds are used to purchase a primary residence, in which repayment can be up to 15 years. In the event of a default, the outstanding loan balance is considered a distribution to the participant borrower. The loans are secured by the balance in the participant's account.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

Payment of Benefits
If the value of a participant's vested account is not greater than $1,000, the vested balance will be paid automatically in connection with termination of employment in a single lump sum payment either to the participant, the participant's beneficiary or as a direct rollover to an IRA or another employer plan. If the value of a participant's vested account is greater than $1,000, payment is made to the participant at their option either in a direct rollover to an IRA or another qualified plan, or as a lump sum or in installments over a period of time that does not exceed the participant's life expectancy or the joint life expectancy of the participant and their designated beneficiary. A participant may elect to defer the commencement of benefits under the Plan, however, this date should not exceed the required beginning date which is April 1st of the subsequent calendar year in which the participant attains age 70-1/2 or retires, whichever is later. Legislation known as the SECURE Act, passed in December 2019 and effective on January 1, 2020, among other items increased the required minimum distribution age to 72. Accordingly, the Plan has been restated as of January 1, 2020, to reflect age 72 as the age a retired employee may defer commencement of benefits.
In the event of a participant's total and permanent disability, a participant may choose to receive his or her vested account balance as if normal retirement had occurred. All benefit payments to participants are recorded when distributed in accordance with ERISA requirements.
Forfeitures
The amounts forfeited during the Plan year are used first to reinstate forfeited amounts of certain rehired employees, then to pay plan expenses (to the extent they have not previously been paid by Webster Bank), and lastly to reduce the amount of contributions which Webster Bank would otherwise be required to contribute to the Plan. As of the Plan years ending December 31, 2019 and 2018, no forfeitures were used in funding rehired employee balances or to pay plan expenses.
During the years ended December 31, 2019 and 2018, employer contributions were reduced by $71,300 and $109,000, respectively. At December 31, 2019 and 2018, the remaining forfeited non-vested amount totaled $7,980 and $9,539, respectively.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Purchases and sales of investments are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis. Net appreciation/depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. The Plan's investment committee determines the Plan's valuation policies utilizing information provided by the investment advisor and custodian. Refer to Note 4 Fair Value Measurements for additional information.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. No allowance for credit losses has been recorded as of December 31, 2019 and 2018.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
All of the expenses of maintaining the Plan are paid by the Bank, except for fees paid directly by the Plan pursuant to the Plan agreement. These fees are reflected as administrative expenses in the Statements of Changes in Net Assets Available for Benefits.
3. FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined using quoted market prices. However, in many instances, quoted market prices are not available. In such instances, fair values are determined using appropriate valuation techniques. Various assumptions and observable inputs must be relied upon in applying these techniques. Accordingly, categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. As such, the fair value estimates may not be realized in an immediate transfer of the respective asset or liability.
Fair Value Hierarchy
The three levels within the fair value hierarchy are as follows:
•Level 1: Valuation is based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
•Level 2: Fair value is calculated using significant inputs other than quoted market prices that are directly or indirectly observable for the asset or liability. The valuation may rely on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit ratings, etc.), or inputs that are derived principally or corroborated by market data, by correlation, or other means.
•Level 3: Inputs for determining the fair value of the respective assets or liabilities are not observable. Level 3 valuations are reliant upon pricing models and techniques that require significant management judgment or estimation.
A description of the valuation methodologies used by the Plan is presented below:
Registered Investment Companies
The Plan uses quoted market prices of identical assets on active exchanges. As such, registered investment companies are classified within Level 1 of the fair value hierarchy.
Common Collective Trust
The investments reside in the Fidelity Managed Income Portfolio II - Class 1 Fund (the fund). The trustee of the fund provides the net asset value of its underlying investments, less its liabilities, which represents the fair value of the Plan's interest in the fund. Because net asset values for the fund is based primarily on observable inputs, most notably quoted prices for the underlying assets, these investments are classified as Level 2. The investments have no restrictions on redemptions and there were no unfunded commitments and no plans to sell investments at December 31, 2019 and 2018. The common collective trust is designed to deliver safety and stability by preserving principal and accumulated earnings.
Webster Financial Corporation Common Stock
Webster Financial Corporation's common stock is traded on the New York Stock Exchange under the symbol “WBS.” The common stock is stated at fair value as quoted on an active exchange. Therefore, common stock is classified within Level 1 of the fair value hierarchy.
Cash and Cash Equivalents
Cash and cash equivalents are recorded at cost, plus accrued interest. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different measurement at the reporting date.
There have been no changes in the valuation methodologies used at December 31, 2019 and 2018, respectively, and there have been no transfers between fair value levels.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value.

	At December 31, 2019
	Level 1	Level 2	Level 3	Total
Registered investment companies
Mutual funds - large cap equity	$150,908,622	$—	$—	$150,908,622
Mutual funds - mid cap equity	91,702,079	—	—	91,702,079
Mutual funds - small cap equity	21,204,911	—	—	21,204,911
Mutual funds - fixed income	29,084,726	—	—	29,084,726
Target retirement funds	166,674,548	—	—	166,674,548
Money market funds	15,191,605	—	—	15,191,605
Common collective trust	—	25,256,195	—	25,256,195
Webster Financial Corporation common stock	40,650,753	—	—	40,650,753
Cash and cash equivalents	44,058	—	—	44,058
Total investments	$515,461,302	$25,256,195	$—	$540,717,497

	At December 31, 2018
	Level 1	Level 2	Level 3	Total
Registered investment companies
Mutual funds - large cap equity	$119,174,644	$—	$—	$119,174,644
Mutual funds - mid cap equity	72,455,153	—	—	72,455,153
Mutual funds - small cap equity	16,680,268	—	—	16,680,268
Mutual funds - fixed income	24,243,744	—	—	24,243,744
Target retirement funds	127,097,284	—	—	127,097,284
Money market funds	13,867,719	—	—	13,867,719
Common collective trust	—	26,097,390	—	26,097,390
Webster Financial Corporation common stock	38,515,374		—	38,515,374
Cash and cash equivalents	156,209.5	—	—	156,210
Total investments	$412,190,395	$26,097,390	$—	$438,287,785
4. RELATED PARTY AND PARTY IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of registered investment companies (mutual funds) managed by Fidelity Workplace Services, an affiliate of Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan. Accordingly, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $41,701 and $40,947 for the years ended December 31, 2019 and 2018, respectively.
At December 31, 2019 and 2018, the Plan held 761,821 shares and 781,403 shares of Webster Financial Corporation common stock, respectively, with fair value of $40,650,753 and $38,515,374, respectively. During the years ended December 31, 2019 and 2018, the Plan recorded dividend income from Webster Financial Corporation common stock of $1,060,626 and $996,325 respectively.
Notes receivable from participants of $8,312,079 and $7,807,857 as of December 31, 2019 and 2018, respectively, with interest rates ranging from 3.25% to 9.00% in 2019 and 2018, also qualify as party-in-interest transactions. Interest earned on the notes receivable from participants totaled $453,622 and $368,128 for the years ended December 31, 2019 and 2018, respectively.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

5. PLAN TERMINATION
Although the Bank has not expressed any intent to terminate the Plan, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination or discontinuation of contributions will be fully vested and non-forfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Office of the Chairman, which is appointed by Webster Bank's Board of Directors.
6. TAX STATUS
The Plan has received a favorable tax determination letter from the Internal Revenue Service dated January 9, 2017 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Bank and Plan counsel believe the Plan is designed and is operated in accordance with the applicable requirements of the Code and therefore believe that the Plan is qualified and the related trust is exempt from federal taxation. The Bank has indicated that it would take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code, in the event a non-compliance matter is identified.
U.S. generally accepted accounting principles requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.
7. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
8. SUBSEQUENT EVENTS
The Plan Administrator has evaluated events from the date of these financial satements, December 31, 2019, through the issuance of this report on Form 11-K.
The outbreak of the coronavirus pandemic (COVID-19) has led to a substantial impact on financial markets. As a result of COVID-19, economic activity has meaningfully declined in 2020 and considerable uncertainty exists as to the duration of the slowdown. Global monetary and fiscal authorities are expected to support the economy and financial markets throughout this uncertainty with policy actions. Reactions to the outbreak have prompted the Federal Reserve to reduce interest rates, led to market volatility, resulted in a reduction of the fair market value of invested assets held by the Plan, and will influence future investments returns. While it is likely the Plan's operations will also be impacted to some degree, it is too early to estimate the extent to which any of the Plan's revenues and expenses may be affected.
Congress passed the Coronavirus Aid, Relief, and Economic Security Act (CARES ACT) to provide fast and direct economic assistance for families and small businesses, and to preserve jobs for American workers and industries. The CARES Act contains several provisions that enable plan sponsors to provide plan participants with access to defined contribution retirement plan funds to pay for unanticipated costs associated with COVID-19. Among the provisions, the CARES Act modifies plan loan rules by increasing the upper limits to twice the amount previously allowed during the six-month period beginning March 27, 2020. The CARES Act also provides a new COVID-19-Related Distribution option and a one-year loan repayment deferment option. The Plan implemented these options during 2020. Plan administrators may rely on employee's certification as proof that they qualify for a COVID-19-Related Distribution.
Except for the COVID-19 and CARES Act issues described above, the Plan Administrator determined that no other significant events were indentified requiring recognition or disclosure.

WEBSTER BANK RETIREMENT SAVINGS PLAN
EIN 06-0273620 PLAN NUMBER 003
Schedule H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2019

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value		Current Value
Registered investment companies
Fidelity Growth Company Fund - Class K*	2,400,245	shares	$51,341,232
American Funds The Growth Fund of America R6	671,958	shares	34,357,198
Fidelity 500 Index Fund - Institutional Class*	304,857	shares	34,150,107
Vanguard Target Retirement 2025 Instutional Fund TR	1,324,434	shares	32,753,255
Vanguard Target Retirement 2030 Instutional Fund TR	1,130,408	shares	28,395,849
Fidelity Mid-Cap Stock Fund*	746,590	shares	26,720,461
Vanguard Target Retirement 2020 Instutional Fund TR	1,022,610	shares	24,655,129
Fidelity Balanced Fund - Class K*	1,002,047	shares	24,650,349
Vanguard Target Retirement 2035 Instutional Fund TR	886,817	shares	22,613,824
PIMCO Total Return Fund Institutional Class	1,981,697	shares	20,490,752
Janus Henderson Triton Fund Class 1	580,380	shares	18,247,156
American Funds Washington Mutual Investors Fund Class R-6	368,411	shares	17,746,358
Fidelity Diversified International Fund - Class K*	426,364	shares	17,225,097
Fidelity Treasury Only Money Market Fund*	15,190,288	shares	15,190,288
Vanguard Target Retirement 2040 Instutional Fund TR	581,178	shares	15,040,876
Vanguard Target Retirement 2045 Instutional Fund TR	499,981	shares	13,089,499
Dodge & COX Stock Fund	64,160	shares	12,431,640
Vanguard Target Retirement 2050 Instutional Fund TR	470,429	shares	12,334,641
American Funds Capital World Growth and Income Funds Class R-4	173,327	shares	9,037,277
Vanguard Target Retirement 2055 Instutional Fund TR	248,285	shares	6,534,863
Dodge & COX International Stock Fund	128,464	shares	5,601,013
Vanguard Total Bond Market Index Fund Admiral Shares	503,899	shares	5,568,086
Vanguard Target Retirement Inst TR Income Fund Investor Shares	234,183	shares	5,297,228
Vanguard Target Retirement 2015 Instutional Fund TR	172,379	shares	3,962,996
Vanguard Selected Value Fund Investor Shares	125,096	shares	3,388,853
Fidelity 500 International Fund K*	73,762	shares	3,168,808
Templeton Global Bond Fund Advisor Class	283,588	shares	3,025,889
Goldman Sachs Small Cap Value Instl	54,053	shares	2,957,755
Fidelity Extended Market Index Fund*	42,899	shares	2,792,309
Vanguard Target Retirement 2060 Instutional Fund TR	70,278	shares	1,852,524
Vanguard Target Retirement 2065 Instutional Fund TR	5,960	shares	143,863
Fidelity Money Market Trust Retirement Government Money Market Port*	1,316	shares	1,316
Total registered investment companies	31,770,342	shares	474,766,491
Common collective trust fund
Fidelity Managed Income Portfolio II Class 1*	25,256,195	units	25,256,195
Common stock
Webster Financial Corporation *	761,821	shares	40,650,753
Cash and cash equivalents
Fidelity Brokerage Link *	—		44,058
Notes receivable from participants
Notes receivable from participants*	Varying maturity dates with interest rates ranging from 3.25% to 9.00%		8,312,079
	Total		$549,029,576
* Party-in-interest
Note: Investments are participant directed, therefore, cost information is not required.
See Report of Independent Registered Public Accounting Firm

Exhibit Index

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WEBSTER BANK
RETIREMENT SAVINGS PLAN

Date:	June 26, 2020	By:	/s/ Glenn I. MacInnes
Glenn I. MacInnes
Chair of the Retirement Plans Committee

Date:	June 26, 2020	By:	/s/ Albert J. Wang
Albert J. Wang
Member of the Retirement Plans Committee

Date:	June 26, 2020	By:	/s/ Bernard Garrigues
Bernard Garrigues
Member of the Retirement Plans Committee